SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-208404.

INTERNET GOLD-GOLDEN LINES LTD.

The following exhibits are attached:

99.1	Press release: B Communications Ltd. Announces a Modified Dutch Auction Tender Offer for a Portion of Its 7⅜% Senior Secured Notes due 2021 with Net Proceeds from Its Recent Sale of Bezeq Shares.

99.2	Tender Offer Memorandum dated May 26, 2016 to Holders of 7⅜% Senior Secured Notes due 2021 issued by B Communications Ltd., the Registrant’s Controlled Subsidiary.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Gold-Golden Lines Ltd.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: May 26, 2016

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release: B Communications Ltd. Announces a Modified Dutch Auction Tender Offer for a Portion of its 7⅜% Senior Secured Notes due 2021 with Net Proceeds from its Recent Sale of Bezeq Shares.

99.2	Tender Offer Memorandum dated May 26, 2016 to Holders of 7⅜% Senior Secured Notes due 2021 issued by B Communications Ltd., the Registrant’s Controlled Subsidiary.

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